

Mail Stop 4561

July 24, 2009

Peter Masanotti
Chief Executive Officer
MedQuist Inc.
1000 Bishops Gate Blvd., Suite 300
Mount Laurel, NJ 08054

> **Re: MedQuist Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 10, 2009**
> **Current Report on Form 8-K**
> **Filed July 14, 2009**
> **File No. 001-13326**

Dear Mr. Masanotti:

We have reviewed your response letter dated July 21, 2009 and have the following comment.

Form 8-K filed July 14, 2009

1. In response to comment 2 of our letter dated July 21, 2009, you state that "there was no indication in such written consent that Messrs. Schwarz and O'Donoghue were removed for cause as directors," and that you are not aware of any other information "that would indicate that Messrs. Schwarz and O'Donoghue were removed for cause as directors." Based on your responses to our comments to date, it is unclear that you have met the disclosure requirements of Form 8-K and Schedule 14C. Further, it would appear that you are unable to determine whether you have met these disclosure requirements despite the fact that Messrs. Aquilina, Baker, Berger and Seedman, each of whom is affiliated with CBay Inc., are members of your board of directors.

   Given that you have an affirmative obligation to ensure that you are complying with the disclosure requirements of the Securities Exchange Act of 1934, including Rule 14a-9 of Regulation 14A, please tell us what reasonable efforts you made to ascertain whether the directors were removed for cause. In addition, if you are unable to make a representation that the directors were not removed for cause by CBay Inc., please amend your preliminary information statement to provide a clear statement to this effect.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that key your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (856) 206-4211
        Mark R. Sullivan, Esq.